AGI LABORATORY

Uplifting Humanity Through Next-Generation E-governance & Voting

PITCH VIDEO   INVESTOR PANEL



agilaboratory.com   Seattle WA

Software   Infrastructure   Technology   R and D   Cryptocurrency

Highlights

1. Providing next-generation E-governance and voting technology.
2. More Collaborative E-governance
3. New Database technology that scales out on the fly.
4. Triple Oversubscribed in our previous Private Equity round and Voted most likely to produce AGI.
5. Explainable results with planned Microservices Integrations for Debiasing, Analysis, and Consulting.

Our Team

Our Team



David J Kelley Lead Scientist, Polymath, Founder

Autistic, 35+ Years of programming, customers included Bill G., Sayta, NBA, Entertainment tonight, Nike. Published research scientist in the field of AGI. Former Microsoft MVP winner (8 years in a row).

> Our passion comes from our belief that humans together can create superintelligence and solve all of the modern problems civilization has.



S.M. Dambrot Strategist, Theoretician

Transdisciplinary ideation in research, publication, lectures, and consulting in future science, technology, ethics, and society. Key concerns: AGI, Neuroscience, Brain-Machine Interfaces, Genome Engineering, Global clients and venues.

Engineering. Global clients and venues.



Kyrtin Atreides Operations Chief, Scientist, Founder

A lifelong researcher focused on cognitive bias and ethics to ensure the first AGI systems are debiased and have a scaling ethical quality. A published research scientist in the field of AGI, who lives and breathes the project.



M. Amon Twyman, Phd. Scientist, Psychologist

Academic researcher in cognitive science. Published Scientist in the field of AGI. Studied the potential psychology of AI systems.



Newton Lee, Phd. Scientific Advisor

Published author and researcher. Professor and educator.



Roman V. Yampolskiy, Phd. Scientific Advisor

Experienced Associate Professor with a demonstrated history of working in the higher education industry. Strong education professional skilled in AI and Cybersecurity.



Henry Rivera, PsyD Scientific Advisor

Clinical Psychologist, Supervisor, Program Manager for Outpatient Mental Health Services at VA Central Western Massachusetts. Futurist, transhumanist, music producer.

Pitch


Confidential
UPLiFT.BiO
By AGI Laboratory
AGI Laboratory Overview
Version 7.0
AGI Laboratory


The Problem Space
How do we Solve the world's greatest problems?
Many of the world's greatest problems are not solved. Greater than human intelligence can solve them. If humanity is to survive, we need to achieve a soft singularity working together in new ways using advanced technology in governance and voting.
AGI Laboratory
Confidential


The Solution Space
Creating Greater than Human Intelligence
Confidential

Our goal is "Uplifting" humanity with humans and machine intelligence working together. Through collective e-governance and voting technology, we enable a brighter future. Our system of voting and policy generation help us move toward increased participation and greater democracy.



Our Team

David J Kelley
Lead Scientist, Polymath, Founder

Kyrtin Atreides
Scientist, Data Analyst

S.M. Dambrot
Strategist, Theoretician

Newton Lee, Ph.D.
Scientific Advisor, Professor

Roman V. Yampolskiy, Ph.D.
Scientific Advisor, Professor AI Safety

Dave Sonntag, Ph.D.
Scientific Advisor, Medical Doctor

M. Amon Twyman, Ph.D.
Scientist, Psychologist

Henry Rivera, PsyD
Scientific Advisor, Doctor of Psychiatry









Our 'Blue Ocean' Strategy

Competitive Analysis/Strategic Canvas

Where we are as compared to other research teams on the road to AGI. We are the red line as analyzed by AI Scientists



Deepmind
HTM
HUMANOBS
ICOM
LIDA
NARS
OpenCog
SOAR
New
High
Low
Offerings
plausibility
autopoetic
completeness
coherence
simplicity
self motivation
engineering
Factors of Competition

Confidential
More importantly is taking the technology developed along the way to market from new e-governance technologies or the N-Scale Database that allows larger amounts of data to be dealt with, without human intervention.



Competition

Competitive Market Analysis

There is no direct competition. There are some electronic voting companies, but no one is using collective intelligence systems in e-governance. This lack of direct competition is allowing us to creating a company designed to be a target for buy out in the field of AI which is popular and increasing the probability of a major payout to stockholders by a buy out action as seen in the following firms. You can see a growing trend for AI companies to be





Race For AI: Most Active Acquirers In Artificial Intelligence
Date of acquisition

Confidential
UPLiFT.BiO

Our Core Product Offerings

Designed to help in adopting collective superintelligence systems

These three fundamental products lay the groundwork for large-scale adoption of these kinds of technologies as well as for further AGI research.

The Open-Source E-governance and Voting Framework
The foundation for collective e-governance and next generation voting technology. Commercial modules are added to this framework in SaaS configurations for clients.



Confidential
UPLiFT.BiO

N-Scale Graph Database
High-Speed Infinite Amounts of Data scaling on the fly
without human interaction.





SaaS Revenue Model
Using a SaaS License Model for the e-Governance/Voting Product

Given the customization and expert configuration needed to
support large organizational clients and governments a SaaS
model allows us to make clients updated and we can perform
customizations for them as part of the delivery. Therefore, we
have chosen the SaaS model as the primary method of using
the E-gov/Voting product.

The N-Scale database will follow a licensing model as per
aligning with standard use of graph databases as currently in
market.

Note: These are forward looking projections and can't be
guaranteed



⬦UPLiFT.BiO

By AGI Laboratory

Questions?

E-governance and Voting
Foundation of Scalable E-governance

Abstract: A scalable version of the basic mASI e-governance
and voting framework based on the Microsoft engineering
stack and a new scalable database engine designed for N
growth. Features include:

- Graph Database Lite
- Scalable ICOM API System
- ASP.NET UI/UX framework with basic E-governance and
  e-comm Support
- Open-Sourced SaaS Model-based product.
- Allows working from a clean slate.

Eta 6 months to 1 year.

Note: These are forward looking projections and can't be
guaranteed



Priority: 0

N-Scale Graph Database
High-Speed Infinite Amounts of Data

Abstract: Scaling to human AGI will require functionally
infinitely large (about 5 Peta bytes) graph database. N-Scale
provides a framework for infinite scale at speed ready for AGI
systems and as much big data as you can come up with.

- N-scalable dynamically w/o human intervention
- Sub-sec responses at big data scales
- Dynamic Silo-ing and optimization
- Works on AWS, Azure, GCP cloud systems, and on-prem
  at the same time.

Eta 1 year to 2 years.

Note: These are forward looking projections and can't be
guaranteed



Priority: 1

